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                                   EXHIBIT 1

          Trend Micro Interim Report filed with Kanto Finance Bureau

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                                Interim Report




                         Trend Micro Kabushiki Kaisha

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                                Interim Report
                                ==============

TO:  Chief Officer,
     Kanto Finance Bureau

                                                          Submitted June 1, 2000

                                     Company name:  Trend Micro Kabushiki Kaisha

                                         English name:  Trend Micro Incorporated

                              Name and title of representative:  Ming-Jang Chang

Head Office:  Odakyu Southern Tower 10F, 2-2-1 Yoyogi, Shibuya-ku, Tokyo

Telephone:  03-5334-3600

Contact:  Hiroyuki Nakanishi
          Director
          Chief Financial Officer
          General Manager, Financial Control Division

Immediate contact address:  same as above

Telephone:  same as above

Contact:  same as above


        Location at which copies of the Interim Report may be inspected
        ---------------------------------------------------------------

Name                                                      Location
----                                                      --------

Japan Securities Dealers Association  7-2 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo

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1.   Reasons for Submission

     As the settlement of the lawsuit of our affiliated subsidiary which was pending in the U.S. is to have a significant effect on the financial status and operating results of our affiliated subsidiary, we are therefore submitting this document pursuant to Article 24-5-3 of the Securities Exchange Law and Article 19-2-19 of the Ministerial Ordinance concerning disclosure of corporate details.

2.   Details and Date of Incident

     On May 13, 1997, Trend Micro Incorporated (a U.S. corporation), a wholly-owned subsidiary of Trend Micro K.K., filed suit in the U.S. Federal District Court for the Northern District of California against the U.S. corporation Network Associates, Inc., on the grounds that Network Associates' virus scanning technologies were infringing on a U.S. patent held by Trend Micro U.S. (Registration No. 5,623,600) and seeking an injunction on production, sale, maintenance and support services of the infringing products, as well as monetary damages. Trend Micro's U.S. patent covers technology for packet-filtering detection of viruses on the internet, and forms the core of Trend Micro Group's internet server products.

     In response, Network Associates challenged all of Trend Micro's claims, and filed a counterclaim seeking compensatory damages on the grounds that the patent infringement claims amounted to unfair competition and wrongful acts. Further, Network Associates alleged that one component of a product being sold in the U.S. by Trend Micro U.S. infringed on a patent Network Associates had obtained in the U.S. in February 2000 (Patent Registration No. 6,029,256), and on April 19, 2000, filed suit against Trend Micro in the U.S. Federal District Court for the Northern District of Texas.

     On May 31, 2000, the parties entered into a settlement agreement in which they agreed that, among other things, all claims would be dropped and that Network Associates would pay U.S. $12.5 million to Trend Micro U.S. as compensation for a license.

3.   Extent of effect on consolidated earnings

     An increase equivalent to approximately 800 million yen(*) is forecast for Trend Micro's consolidated earnings for the current fiscal year as a result of the compensation to be paid by Network Associates in accordance with the settlement agreement.

     (*) Calculated at U.S. $1 = 108 yen.

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